Filed Pursuant to Rule 424(b)(3)

Registration No. 333-108641

PROSPECTUS SUPPLEMENT NO. 7

to Prospectus dated February 10, 2004

$278,650,000 2% Convertible Subordinated Notes

Due July 1, 2023

4,530,894 Shares of Common Stock

This document supplements information contained in that certain prospectus of ICOS Corporation dated February 10, 2004, as amended and supplemented from time to time, relating to the potential resale from time to time of $278,650,000 2% Convertible Subordinated Notes due July 1, 2023 and 4,530,894 shares of common stock by the selling securityholders identified in the prospectus and any prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 20, 2005.

Selling Securityholders

The following table supplements or amends, as noted, the information contained in the table set forth in the prospectus under the caption “Selling Securityholders.” This table sets forth certain information regarding the principal amount of notes beneficially owned and the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time by the selling securityholders named in the table. Shares of common stock subject to options exercisable currently or within 60 days are deemed outstanding for purposes of computing the percentage ownership of the securityholder holding the option, but are not deemed outstanding for the purpose of computing the percentage ownership of any other securityholder. The information in the table has been furnished to us by the selling securityholders.

Name of Selling Securityholder	Number of Shares of Common Stock Beneficially Owned	Principal Amount of Notes Beneficially Owned	Number of Shares of Common Stock Issuable Upon Conversion of Notes(1)	Notes and Common Stock That Can Be Resold Pursuant to Prospectus or Prospectus Supplement		Beneficial Ownership After Resale of Notes or Common Stock Pursuant to Prospectus or Prospectus Supplement (2)
				Principal Amount of Notes	Number of Shares of Common Stock(1)	Principal Amount of Notes	Percent (3)	Number of Shares of Common Stock	Percent (4)

The following amends the information set forth in the prospectus originally filed or as previously amended or supplemented.

UBS AG London —F/B/O HFS	—	$1,000,000	16,260	$1,000,000	16,260	—	—	—	—

Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd. (5)	—	$4,821,000	78,389	$4,821,000	78,389	—	—	—	—

Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund (5)	—	$1,027,000	16,699	$1,027,000	16,699	—	—	—	—

Saranac Erisa Arbitrage LTD (5)	—	$2,320,000	37,723	$2,320,000	37,723	—	—	—	—

Saranac Erisa Arbitrage LP (5)	—	$659,000	10,715	$659,000	10,715	—	—	—	—

Citigroup Alternatives Investments Market Neutral Arbitrage Fund L.P. (5)	—	$898,000	14,601	$898,000	14,601	—	—	—	—

Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio (5)	—	$18,775,000	305,282	$18,775,000	305,282	—	—	—	—

(1)	Assumes conversion of all the securityholder’s notes at a conversion rate of 16.260 shares per $1,000 principal amount of notes, which conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, we are not required to issue fractional shares of common stock upon conversion of the notes and, in lieu thereof, will pay cash.

(2)	Because the selling securityholders may offer all or a portion of the notes and the common stock, if converted, under the prospectus or this prospectus supplement, or, alternatively, through transactions under Rule 144A, we cannot be certain regarding the principal amount of the notes or the common stock that the selling securityholders will hold upon consummation of any sale.

(3)	The percentage of notes outstanding beneficially owned by each selling securityholder is based on $278,650,000 aggregate principal amount of notes outstanding.

(4)	Calculated based on Rule 13d-3(d)(i) of the Securities Exchange Act of 1934, as amended, using 63,643,766 shares of common stock outstanding as of January 5, 2005. In calculating the amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular securityholder’s notes. We did not, however, assume the conversion of any other securityholder’s notes in such calculation.

(5)	Saranac Capital Management L.P. (“Saranac”) acts as discretionary investment advisor with respect to the notes of this securityholder. Saranac Capital Management GP LLC, the general partner of Saranac, exercises voting power and investment control over Saranac. Ross Margolies is the sole member of Saranac Capital Management GP LLC. In addition to the notes offered hereby, Saranac acts as discretionary investment advisor with respect to $5,500,000 of notes not covered under the prospectus or this prospectus supplement.

None of the selling securityholders named in the above table has, and none of the selling securityholders have within the past three years had, any position, office or any material relationship with us or any of our affiliates.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, some or all of their notes since the date on which the information in the above table is presented. As a result, this prospectus supplement may not reflect the exact principal amount of notes held by each selling securityholder on the date hereof and information about the selling securityholders may change over time. Regardless, the maximum aggregate principal amount of notes that may be sold pursuant to the prospectus will not exceed $278,650,000. Any changed information will be set forth in prospectus supplements.